Exhibit (a)(5)(A)

For Additional Information:

A. William Stein	Pamela M. Garibaldi
Chief Financial Officer and	Vice President, Investor Relations and
Chief Investment Officer	Corporate Marketing
Digital Realty Trust, Inc.	Digital Realty Trust, Inc.
+1 (415) 738-6500	+1 (415) 738-6500

Digital Realty Trust Announces Repurchase at Option of Holders and Redemption of 4.125%

Exchangeable Senior Debentures due 2026

San Francisco, CA – July 14, 2011 – Digital Realty Trust, Inc. (the “Company”) (NYSE: DLR), a global wholesale datacenter provider, announced today that holders of the 4.125% Exchangeable Senior Debentures due 2026 (CUSIP No. 25389J AA4) (the “Debentures”), of its operating partnership, Digital Realty Trust, L.P. (the “Operating Partnership”), which are fully and unconditionally guaranteed by the Company, have the right to surrender their Debentures for purchase by the Operating Partnership pursuant to their option (the “Put Option”) under the Indenture governing the Debentures, dated as of August 15, 2006 (the “Indenture”). The Put Option entitles each holder of the Debentures to require the Operating Partnership to purchase all or any part of such holder’s Debentures at a purchase price (the “Repurchase Price”) equal to 100% of the principal amount of the Debentures on August 15, 2011 (the “Repurchase Date”). Unless the Operating Partnership defaults in making payment of the Repurchase Price, interest on the Debentures repurchased will cease to accrue on and after the Repurchase Date.

The opportunity to surrender Debentures for purchase pursuant to the Put Option commences today and expires at 5:00 p.m., New York City time, on August 11, 2011, which is the second business day immediately preceding the Repurchase Date. Holders may withdraw any Debentures previously surrendered for purchase at any time prior to 5:00 p.m., New York City time, on August 12, 2011, which is the business day immediately prior to the Repurchase Date. In order to exercise the Put Option and receive the Repurchase Price, or withdraw Debentures previously surrendered, a holder must follow the procedures set forth in the Issuer Repurchase Notice, which is being mailed to all registered holders of Debentures.

None of the Company, the Operating Partnership or the Company’s board of directors or employees have made or are making any representation or recommendation as to whether or not any holder should surrender any Debentures.

560 MISSION STREET, SUITE 2900

SAN FRANCISCO, CA 94105

415-738-6500

Redemption

In addition, the Company announced today that the Operating Partnership has given notice of its intention to redeem all of its outstanding Debentures, pursuant to its option under the Indenture. The redemption date is August 18, 2011 (the “Redemption Date”), and the redemption price is 100% of the principal amount of the Debentures plus $0.34375 per $1,000 principal amount of Debentures, which is the amount of accrued and unpaid interest thereon to, but excluding, the Redemption Date. As of July 13, 2011, there was approximately $48.3 million aggregate principal amount of the Debentures outstanding.

Exchange Rights

In connection with the redemption, holders of the Debentures have the right to exchange their Debentures on or before 5:00 p.m., New York City time, on August 16, 2011, the second business day immediately prior to the Redemption Date, subject to the terms, conditions and adjustments set forth in the Indenture, at an exchange price of $30.9857 per share and an exchange rate of 32.2730 shares of the Company’s common stock per $1,000 principal amount of the Debentures surrendered. The Debentures surrendered for exchange may be settled in cash or a combination of cash and stock, subject to the determination of the Operating Partnership. Debentures that have been surrendered pursuant to the Put Option may be exchanged only if withdrawn in accordance with the terms of the Indenture and the Issuer Repurchase Notice.

Pursuant to the terms of the Indenture, holders of record as of August 1, 2011 who wish to exchange their Debentures rather than surrender them pursuant to the Put Option or have them redeemed, must exchange their Debentures after 5:00 p.m., New York City time, on August 15, 2011 but before 5:00 p.m., New York City time, on August 16, 2011 in order to receive the regularly scheduled August 15, 2011 interest payment. Holders of record as of August 1, 2011 will not be entitled to the regularly scheduled August 15, 2011 interest payment if they surrender their Debentures for exchange prior to 5:00 p.m., New York City time, on August 15, 2011. Debentures not surrendered pursuant to the Put Option prior to 5:00 p.m., New York City time, on August 11, 2011, or for exchange prior to 5:00 p.m., New York City time, on August 16, 2011, will be redeemed by the Company on the Redemption Date.

Additional Information

Wells Fargo Bank, National Association, the Trustee, Paying Agent and Exchange Agent for the Debentures, is mailing an Issuer Repurchase Notice and Notice of Redemption to all registered holders. In addition, the Company and the Operating Partnership will file the Issuer Repurchase Notice with a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission today. Copies of the Issuer Repurchase Notice, Notice of Redemption and additional information relating to the procedure for surrendering, exchange and/or redemption of the Debentures may be obtained from Wells Fargo Bank, National Association by calling (213) 614-2588.

About Digital Realty Trust, Inc.

Digital Realty Trust, Inc. focuses on delivering customer driven data center solutions by providing secure, reliable and cost effective facilities that meet each customer’s unique data center needs. Digital Realty Trust’s customers include domestic and international companies across multiple industry verticals ranging from information technology and Internet enterprises, to manufacturing and financial services. Digital Realty Trust’s 96 properties, excluding two properties held as investments in unconsolidated joint ventures, comprise approximately 16.9 million square feet as of April 28, 2011, including 2.2 million square feet of space held for redevelopment. Digital Realty Trust’s portfolio is located in 28 markets throughout Europe, North America and Singapore.

Safe Harbor Statement

This press release contains forward-looking statements which are based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Such forward-looking statements include statements related to the timing of the repurchase of the Debentures pursuant to the Put Option and the intended redemption of the Debentures. These risks and uncertainties include, among others, the following: the impact of the recent deterioration in global economic, credit and market conditions; current local economic conditions in our geographic markets; decreases in information technology spending, including as a result of economic slowdowns or recession; adverse economic or real estate developments in our industry or the industry sectors that we sell to (including risks relating to decreasing real estate valuations and impairment charges); our dependence upon significant tenants; bankruptcy or insolvency of a major tenant or a significant number of smaller tenants; defaults on or non-renewal of leases by tenants; our failure to obtain necessary debt and equity financing; increased interest rates and operating costs; risks associated with using debt to fund our business activities, including re-financing and interest rate risks, our failure to repay debt when due, adverse changes in our credit ratings or our breach of covenants or other terms contained in our loan facilities and agreements; financial market fluctuations; changes in foreign currency exchange rates; our inability to manage our growth effectively; difficulty acquiring or operating properties in foreign jurisdictions; our failure to successfully integrate and operate acquired or redeveloped properties; risks related to joint venture investments, including as a result of our lack of control of such investments; delays or unexpected costs in development or redevelopment of properties; decreased rental rates or increased vacancy rates; increased competition or available supply of data center space; our inability to successfully develop and lease new properties and space held for redevelopment; difficulties in identifying properties to acquire and completing acquisitions; our inability to acquire off-market properties; our inability to comply with the rules and regulations applicable to reporting companies; our failure to maintain our status as a REIT; possible adverse changes to tax laws; restrictions on our ability to engage in certain business activities; environmental uncertainties and risks related to natural disasters; losses in excess of our insurance coverage; changes in foreign laws and regulations, including those related to taxation and real estate ownership and operation; and changes in local, state and federal regulatory requirements, including changes in real estate and zoning laws and increases in real property tax rates. For a further list and description of such risks and uncertainties, see the reports and other filings by the Company with the United States Securities and Exchange Commission, including the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2011. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Turn-Key Datacenter, Powered Base Building and POD Architecture are registered trademarks of Digital Realty Trust.